Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.; TEL-Applied Holdings B.V.

Commission File No. 132-02780

Applied Materials and Tokyo Electron Receive CFIUS Clearance For Proposed Combination

TOKYO, Japan, and SANTA CLARA, Calif., USA, February 24, 2014 – Applied Materials, Inc. (NASDAQ: AMAT) and Tokyo Electron Limited (TSE: 8035) today stated they have received notice from the Committee on Foreign Investment in the United States (CFIUS) that there are no unresolved national security issues relating to the companies’ proposed business combination announced on September 24, 2013. The clearance by CFIUS was without conditions and terminates CFIUS review of the transaction.

The closing of the business combination remains subject to customary conditions set forth in the parties’ Business Combination Agreement dated September 24, 2013, as amended February 14, 2014, including approval by shareholders of Applied Materials and Tokyo Electron and review by regulators in various countries. More information about the announced combination can be found at www.newglobalinnovator.com.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

TEL-Applied Holdings B.V., a Dutch private limited liability corporation (“Holdco”), has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to HoldCo’s ordinary shares to be issued in the proposed business combination between Applied Materials and Tokyo Electron (the “Business Combination”) and a preliminary proxy statement of Applied Materials in connection with the Business Combination. Applied Materials and Tokyo Electron plan to provide to their respective stockholders or shareholders, as applicable, the definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and, with respect to Applied Materials stockholders, the definitive proxy statement of Applied Materials in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROSPECTUS AND DEFINITIVE PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT APPLIED MATERIALS, TOKYO ELECTRON, HOLDCO, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the definitive prospectus and the definitive proxy statement (when they become available) and other relevant materials and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and other documents filed with the SEC from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on January 21, 2014, and its Annual Report on Form 10-K for the fiscal year ended October 27, 2013, which was filed with the SEC on December 4, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and will be contained in the definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

About Applied Materials

Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in providing innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. Our technologies help make innovations like smartphones, flat screen TVs and solar panels more affordable and accessible to consumers and businesses around the world. Learn more at www.appliedmaterials.com.

About Tokyo Electron

Tokyo Electron Limited (TSE: 8035), established in 1963, is a global supplier of semiconductor and flat panel display production equipment, and a provider of technical support and services for semiconductor, flat panel display and photovoltaic panel production equipment worldwide. TEL has located research & development, manufacturing, sales, and service locations all over the world. http://www.tel.com

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Contact Information:

Editorial/Media Contacts

Kevin Winston, Applied Materials Corporate Communications

(408) 235-4498

kevin_winston@amat.com

Tokyo Electron Limited

Public Relations Group

telpr@tel.com

Investor Relations Contacts

Michael Sullivan, Applied Materials Investor Relations

(408) 986-7977

michael_sullivan@amat.com

Tokyo Electron Limited

Investor Relations Dept.

telir@tel.com